Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 - 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

PCS U.S. Employees’

Savings Plan for Collectively

Bargained Employees

Employer ID No: 562111626

Plan Number: 007

Financial Statements as of December 31, 2018 and 2017,

and for the Year Ended December 31, 2018,

Supplemental Schedule as of December 31, 2018,

and Independent Auditors’ Reports

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTE:

All schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORTS

Nutrien North American Pension and Retirement Committee, Plan Administrator,

and Management of the

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Schedule

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees’ financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees auditor since 2019.

Denver, Colorado

June 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees:

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2017 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 22, 2018

We served as the auditor of the Plan since at least 1999; however, the specific year has not been determined. In 2018 we became the predecessor auditor.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant-directed investments — at fair value (Note 3)	$41,655,159	$45,248,579

Receivables:
Notes receivable from participants	1,033,498	1,191,147
Company performance contribution	266,044	—

Total receivables	1,299,542	1,191,147

NET ASSETS AVAILABLE FOR BENEFITS	$42,954,701	$46,439,726

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:
Company matching and basic contributions	$1,121,749
Company performance contributions	266,044
Participant contributions	2,137,186
Rollover contributions	173,179

Total contributions	3,698,158

Investment loss:
Net loss in fair value of investments	(3,281,296)
Interest and dividends	1,190,553

Net investment loss	(2,090,743)

Total additions and income	1,607,415

DEDUCTIONS:
Benefits paid to participants	(5,021,022)
Administrative expense, net (Note 2)	(71,418)

Total deductions	(5,092,440)

DECREASE IN NET ASSETS	(3,485,025)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	46,439,726

End of year	$42,954,701

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of PCS Purified Phosphates, PCS Nitrogen Ohio, L.P. (“Lima”), and White Springs Agricultural Chemicals, Inc., who are represented by a collective bargaining agreement, as defined in the Plan. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity” or “Trustee”) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, is recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 1, 2018, after receiving all required regulatory approvals, Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan, Inc. (“PCS”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien Ltd. (“Nutrien”). Nutrien will continue the operations of Agrium and PCS on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of PCS common shares under the plan and conversion of PCS common shares to Nutrien common shares. The companies, which employees are covered under this Plan, are wholly-owned subsidiaries of Nutrien.

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision under which new participants make a 3% pretax contribution, unless they formally waive participation or elect a different participation level. The automatic enrollment provision does not apply to Lima employees who are covered under this Plan.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match. The Company also contributes a basic contribution of 6% of base compensation on behalf of each eligible employee of Lima, as defined in the Plan.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. There was a 1% discretionary Company performance contribution for the year ended December 31, 2018.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary Company performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien (2017 –PCS) common stock, a selection of mutual and common collective trust funds, short term funds and one pooled investment stable value fund. Dividends distributed by a participant’s investment in Nutrien common stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provisions and who have not otherwise made an investment election will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their own contributions and in the discretionary Company performance contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Lima participants are fully vested in the Company’s matching contribution after a three-year period of service, although no partial vesting shall apply (i.e., three-year cliff vesting). Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. All new loans bear interest at the prime rate plus 200 basis points. Previously, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed and interest rates on primary residence loans were set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2018, participant loans have maturities through 2036 at interest rates ranging from 3.25% to 7.25%.

Effective January 1, 2018, several changes to the frequency of loans became effective, including:

•	Participants may only have one outstanding loan at any time, either a home loan or a general purpose loan.

•	Participants may not receive a new loan if they already have an outstanding loan from any other tax-qualified plan sponsored by the Company or an affiliate.

•	Participants may not take out a new loan until 12 months have passed from the date that they have paid off a previous loan in full.

•	The maximum amount of loans that participants may borrow will be the lesser of: 50% of their account balance (excluding Company matching and discretionary Company performance contributions in their account) and $50,000 minus the highest loan balance in the previous 12 months’ contributions, determined as of the date they apply for the loan.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments to the extent permitted by other Plan provisions. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the Nutrien common stock (2017 - PCS common stock) in cash or in whole shares of Nutrien common stock (2017 - PCS common stock). The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of Nutrien (2017 – PCS) common stock in common stock or cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2018, there was a significant concentration of participant-directed investments in the common stock of the Company’s ultimate parent (13%), a collective investment fund (15%), a passively managed S&P 500 index fund (12%) and a passively managed vintage target date fund (12%).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Revenue (Expense) — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to the Trustee to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. The Plan held undistributed administrative revenues of $1 and $361, at December 31, 2018 and 2017, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2018 and 2017.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held by the Plan.

Common Stock — The Nutrien (2017 – PCS) Common stock is valued using quoted closing prices listed on a nationally recognized security exchange

Mutual Funds and Short-Term Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Collective Trust — As a practical expedient, the fair value of the trust is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

Stable Value Fund — The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals.

As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amounts presented in the statements of net assets available for benefits.

The Plan’s investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2018 and 2017, were as follows:

	Investment Assets
	at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Nutrien common stock	$5,373,689	$—	$—	$5,373,689
Mutual funds:
Large cap equity funds	5,162,416	—	—	5,162,416
Balanced funds	17,433,023	—	—	17,433,023
Mid cap equity funds	804,584	—	—	804,584
Multi cap equity funds	1,287,859	—	—	1,287,859
International equity funds	571,204	—	—	571,204
Bond funds	229,356	—	—	229,356
Short term funds	1,509,341	—	—	1,509,341

Subtotal investment assets at fair value	32,371,472	—	—	32,371,472

Instrument measured at NAV - Common Collective Trust				6,106,384
Investment measured at NAV - Stable value fund				3,177,303

Total				$41,655,159

		Investment Assets
	at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
PCS common stock	$6,491,574	$—	$—	$6,491,574
Mutual funds:
Large cap equity funds	5,666,797	—	—	5,666,797
Balanced funds	17,553,319	—	—	17,553,319
Mid cap equity funds	671,833	—	—	671,833
Multi cap equity funds	1,410,976	—	—	1,410,976
International equity funds	1,138,794	—	—	1,138,794
Bond funds	317,154	—	—	317,154
Short term funds	1,675,497	—	—	1,675,497

Subtotal investment assets at fair value	34,925,944	—	—	34,925,944

Investment measured at NAV - Common Collective Trust				7,415,214
Investment measured at NAV - Stable value fund				2,907,421

Total				$45,248,579

For the years ended December 31, 2018 and 2017, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 2.17% and 1.77% at December 31, 2018 and 2017, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2018, was 2.55%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund. At December 31, 2018 and 2017, the Plan held approximately 114,334 and 314,362 shares, respectively, of Nutrien and PCS common stock respectively, with a cost basis of $5,373,689 and $6,491,574, respectively. During the year ended December 31, 2018, the Plan recorded dividend income of $170,537.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 10, 2018, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2018 and 2017 to the Form 5500:

	2018	2017
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$42,954,701	$46,439,726
Company performance contribution receivable	(266,044)	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	36,367	(6,049)

Net assets per the Form 5500	$42,725,024	$46,433,677

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(3,485,025)
Decrease in Company performance contribution receivable	(266,044)
Net change in adjustment from fair value to contract value	42,416

Net income and transfers per the Form 5500	$(3,708,653)

9.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 19, 2019, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2018.

* * * * * *

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Employer ID No: 562111626

Plan No: 007

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost**	Current Value
	SHARES OF REGISTERED INVESTMENT COMPANIES:
*	Fidelity Management Trust Company	Fidelity 500 Index Fund Institutional	$—	$5,162,415
	Eaton Vance Atlanta Capital	Eaton Vance Atlanta Capital SMID-Cap Fund Class R6		804,584
*	Fidelity Management Trust Company	Fidelity Extended Market Index FD Fid Adv		1,287,859
	Harbor International Fund	Harbor International Fund Institutional		438,134
	Dimensional Fund Advisors (‘DFA’)	DFA Emerging Market Core Equity Portfolio Institutional Class		102,926
	Vanguard	Vanguard Total International Stock Index Fund Adm		30,144
*	Fidelity Management Trust Company	Fidelity Freedom Index Income Fund - Investor Class		233,369
*	Fidelity Management Trust Company	Fidelity Freedom Index 2005 Fund - Investor Class		19,363
*	Fidelity Management Trust Company	Fidelity Freedom Index 2010 Fund - Investor Class		651,206
*	Fidelity Management Trust Company	Fidelity Freedom Index 2015 Fund - Investor Class		1,079,630
*	Fidelity Management Trust Company	Fidelity Freedom Index 2020 Fund - Investor Class		4,936,589
*	Fidelity Management Trust Company	Fidelity Freedom Index 2025 Fund - Investor Class		3,609,762
*	Fidelity Management Trust Company	Fidelity Freedom Index 2030 Fund - Investor Class		941,082
*	Fidelity Management Trust Company	Fidelity Freedom Index 2035 Fund - Investor Class		1,533,710
*	Fidelity Management Trust Company	Fidelity Freedom Index 2040 Fund - Investor Class		854,258
*	Fidelity Management Trust Company	Fidelity Freedom Index 2045 Fund - Investor Class		1,826,068
*	Fidelity Management Trust Company	Fidelity Freedom Index 2050 Fund - Investor Class		1,255,272
*	Fidelity Management Trust Company	Fidelity Freedom Index 2055 Fund - Investor Class		303,576
*	Fidelity Management Trust Company	Fidelity Freedom Index 2060 Fund - Investor Class		189,139
	PIMCO	PIMCO Inflaction Response Multi-Asset Fund Institutional		170
	PIMCO	PIMCO Total Return Fund Institutional		109,257
	Vanguard	Vanguard Total Bond Market Index Fund Admiral		119,929
	Common Collective Trust - JPMorgan Trust I	JPM Analyst Large Cap Core		6,106,384
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		1,507,857
*	COMMINGLED POOL — Fidelity Management
	Trust Company	Fidelity Managed Income Portfolio II		3,177,303
*	NUTRIEN LTD.	Nutrien common stock, 114,334 shares		5,373,689

*	NUTRIEN STOCK PURCHASE ACCOUNT	Money market	1,484	1,484

	INVESTMENTS SUBTOTAL			41,655,159

*	PARTICIPANT LOANS	Due 2019 through 2036; interest rates ranging from 3.25% to 7.25%		1,033,498

	TOTAL ASSETS HELD FOR INVESTMENT			$42,688,657

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (Name of Plan)

Date: June 21, 2019	/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Senior Manager, US Benefits PCS Administration (USA) Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP

23.2	Consent of Deloitte & Touche LLP